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                             January 4, 2023

       Jian Zhang
       Chairman and Chief Executive Officer
       Distoken Acquisition Corporation
       Unit 1006, Block C, Jinshangjun Park
       No. 2 Xiaoba Road, Panlong District
       Kunming, Yunnan, People's Republic of China

                                                        Re: Distoken
Acquisition Corporation
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed December 12,
2022
                                                            File No. 333-248822

       Dear Jian Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 7 to Form S-1

       Private Placements, page 7

   1. We note your response to prior comment 1. Your use of the plural term "underwriters"
                                                        indicates there is more
than one underwriter for this offering; however, your disclosure on page 147 and elsewhere
lists only one. We also note the continued references to
                                                        EarlyBirdCapital in
Exhibits 10.2 and 10.4. Please revise or advise.
       Capitalization, page 85

   2. We note your response to prior comment 5. While ASC 480-10-S99-3A does permit an accretion to redemption
value over time in your GAAP financial statements, the As
                                                        Adjusted amounts in
your Capitalization table should reflect the full amount of stock that
 Jian Zhang
Distoken Acquisition Corporation
January 4, 2023
Page 2
      is subject to redemption. Please revise.
Exhibits

3.    We note your response to prior comment 6. Please file a revised Exhibit
5.1 that reflects
      the changed terms of this offering. We note, for example, the reference to 1/2 of a redeemable warrant.
       You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397
with any other questions.



                                                           Sincerely,
FirstName LastNameJian Zhang
                                                           Division of
Corporation Finance
Comapany NameDistoken Acquisition Corporation
                                                           Office of
Manufacturing
January 4, 2023 Page 2
cc:       Richard I. Anslow, Esq.
FirstName LastName